SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2016

Commission File Number 0-28800

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DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2016, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 8, 2016, entitled "TRADING STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2015 AND PRODUCTION UPDATE FOR THE QUARTER ENDED 31 DECEMBER 2015".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 8, 2016   By: /s/ Riaan Davel
                                              Name: Riaan Davel
                                              Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

NYSE trading symbol: DRD

("**DRDGOLD**" or the "**Company**")

TRADING STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2015 AND PRODUCTION UPDATE FOR THE QUARTER ENDED 31 DECEMBER 2015

In terms of paragraph 3.4(b) of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they are satisfied that, with a reasonable degree of certainty, the financial results for the current reporting period will differ by at least 20% from the financial results of the previous corresponding period.

DRDGOLD is in the process of finalising their results for the six months ended 31 December 2015 ("**Results**") and shareholders are accordingly advised that the Company expects to report:
  - Headline earnings per share to be between 2.4 cents and 2.8 cents per share (an increase of 900% to 1 033%) compared to a loss of 0.3 cents per share for the previous corresponding period; and
  - Earnings per share to be between 3.9 cents and 4.7 cents per share (an increase of 750% to 883%) compared to a loss of 0.6 cents per share for the previous corresponding period.

In a production update for the second quarter of FY2016 ended 31 December released today, DRDGOLD reported a 2% increase in gold production quarter on quarter despite a decrease of 2% in throughput. Operating costs remained stable at R75 per tonne.

The increase in gold production was due to improved recovery grade and stabilisation after the introduction of five new leach tanks in the low-grade carbon-in-leach (CIL) circuit, and the switch-over from the carbon-in-pulp (CIP) process to CIL in the high-grade flotation/fine-grind (FFG) section.

After paying a dividend of R 42 million, the Company ended the second quarter of FY2016 with R254 million in cash and cash equivalents, compared with R300 million in the previous quarter. The cash balance was impacted by VAT refunds amounting to approximately R40 million that was not received at 31 December contrary to the ordinary VAT cycle.

The above information has not been reviewed or reported on by the Company's auditors. The Company's results are expected to be published on or about 16 February 2016.

Johannesburg

8 February 2016

Sponsor

One Capital